Exhibit 99.1

Genius Group Cancels US$7.5 Million

ATM Financing Agreement

SINGAPORE, February 10, 2023 –Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, has cancelled the agreement for its previously announced at-the-market financing transaction (the “ATM Financing Commitment) with Global Corporate Finance (the “Purchaser”) for up to US$7.5 million of financing. On January 9, 2023, the Company signed a non-binding term sheet for the ATM Financing Commitment with the purchaser.

Roger James Hamilton, CEO and founder of Genius Group, said, “Our growth strategy continues to combine organic growth and growth by acquisition, with financing for acquisitions being raised when timely and beneficial for our shareholders. However, after careful consideration, we do not believe this ATM Financing Commitment is suitable for the company at this time.”

“We thank Global Corporate Finance for their interest in Genius Group and hope we will have an opportunity to partner with them some time in the future,” added Hamilton.

The ATM Financing Commitment was subject to final due diligence and certain customary closing conditions, with a definitive binding agreement expected within 30 days of January 9. The cancellation of the agreement is being made formally following the lapse of the 30 days without a definitive binding agreement being signed.

This press release will be filed as an exhibit to a Form 6-K to be filed by the Company with the SEC on or around February 10, 2023.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

For more information, please visit https://www.geniusgroup.net/

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com